SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE OF FULL REDEMPTION TO THE HOLDERS OF

BRASKEM FINANCE LIMITED

5.75% NOTES DUE 2021

(CUSIP: 10553Y AD7 and G1315R AD3)

(ISIN: US10553YAD76 and USG1315RAD38)

Date: November 6, 2019

NOTICE IS HEREBY GIVEN by Braskem Finance Limited, a Cayman Islands exempted company (the “Company”), to all holders (the “Holders”) of the Company’s 5.75% Notes due 2021 (the “Notes”), pursuant to Section 3.4 of the Indenture, dated as of April 15, 2011, as amended and supplemented by the First Supplemental Indenture, dated as of April 16, 2012 (collectively, the “Indenture”), among the Company, Braskem S.A. (the “Guarantor”) and The Bank of New York Mellon, as Trustee, Registrar, Transfer Agent and Paying Agent, as follows:

1.         On November 14, 2019 (the “Redemption Date”), pursuant to Section 3.1(c) of the Indenture and paragraph 10(c) of the Notes, the Company will redeem the full aggregate principal amount of the outstanding Notes under CUSIP Nos. 10553Y AD7 and G1315R AD3; and ISIN Nos. US10553YAD76 and USG1315RAD38, for an aggregate redemption price (the “Redemption Price”) to be determined pursuant to the terms of the Indenture as the greater of:

•       100% of the principal amount, together with accrued but unpaid interest and Additional Amounts, if any, to, but excluding, the Redemption Date; and

•       the sum of the present values of the Remaining Scheduled Payments, discounted, to the Redemption Date on a semi-annual basis, assuming a 360-day year consisting of twelve 30-day months, using a discount rate equal to the Treasury Rate, plus 0.375%.

2.         The Notes must be surrendered to the Paying Agent to collect the Redemption Price.

3.         The name and address of the Paying Agent are as follows:

The Bank of New York Mellon

240 Greenwich Street – Floor 7 East

Global Trust Services, Americas

New York, New York 10286

United States

Attention: Global Finance, Americas

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4.         On the Redemption Date, the Redemption Price will become due and payable upon each Note. Unless the Company defaults in making the Redemption Price payment or the Paying Agent is prohibit from making such payment pursuant to the terms of the Indenture, interest on the Notes shall cease to accrue on and after the Redemption Date. Upon Redemption, the Notes will cease to be listed on the Singapore Stock Exchange, and the Notes and the related guarantee by the Guarantor will be cancelled and any obligation thereunder extinguished.

5.         Notice of determination of the Redemption Price will be given to Holders on or about the third business day preceding the Redemption Date.

6          A copy of this Notice of Redemption has been sent to Holders of record for the Notes as of November 6, 2019.

7.         No representation is made as to the accuracy of the CUSIP or ISIN numbers either as printed on the Notes or as set forth in this Notice of Redemption and reliance may be placed only on the other identification numbers printed on the Notes. The redemption of the Notes shall not be affected by any defect in or omission of such numbers.

8.         Capitalized terms used herein and not defined shall have the meaning assigned to such term in the Indenture and the Notes, as applicable.

BRASKEM FINANCE LIMITED

Important Tax Information. Payments made to Holders may be subject to information reporting and backup withholding of U.S. federal income tax, currently at a rate of 24%. To avoid backup withholding, a Holder that is a U.S. person for U.S. federal income tax purposes that does not otherwise establish an exemption should complete and return an Internal Revenue Service (“IRS”) Form W-9, certifying that the Holder is a U.S. person, that the taxpayer identification number (“TIN”) provided is correct, and that such U.S. Holder is not subject to backup withholding. A Holder that is not a U.S. person may qualify as exempt from backup withholding by providing an applicable IRS Form W-8, attesting to the Holder’s foreign status. Such forms may be obtained at the IRS website at www.irs.gov. Failure to provide the correct information may subject the Holder to penalties imposed by the IRS.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.